Filed by First National Bankshares of Florida, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First National Bankshares of Florida, Inc. Exchange Act File Number 001-31883

News Release

CONTACT:	Fifth Third Bancorp	FOR IMMEDIATE RELEASE
	Bradley S. Adams (Analysts)	August 2, 2004
(513) 534-0983
Roberta R. Jennings (Media)
(513) 579-4153
First National Bankshares
Clay W. Cone (Media)
(239) 436-1676

Fifth Third Announces Acquisition of First National Bankshares of Florida, Inc.

     Fifth Third Bancorp (NASDAQ: FITB) and First National Bankshares of Florida, Inc (NYSE: FLB) announced today the signing of a definitive agreement in which Fifth Third will acquire First National Bankshares and its subsidiaries, headquartered in Naples, Florida. First National’s presence, including pending acquisitions, will include approximately $5.3 billion in total assets, $3.9 billion in total deposits, and 77 full-service banking centers located primarily in the fast-growing markets of Orlando, Tampa Bay, Sarasota, Naples and Fort Myers. First National is the largest bank holding company headquartered in the state of Florida.

     Fifth Third President & CEO George A. Schaefer, Jr., states, “This acquisition provides Fifth Third with a tremendous opportunity in the state of Florida, among the fastest growing deposit markets in the United States. Gary Tice, Kevin Hale and Garrett Richter have built a high quality franchise in an attractive region. We’re pleased that the foundation they have built will easily complement Fifth Third’s affiliate bank operating model. We entered this market in 1989 and under the leadership of Colleen Kvetko, have grown our Naples franchise to 16 full-service locations and $1 billion in assets. We’re confident that First National’s expanding presence – and the combined leadership team – will be an integral part of the Bank’s continuing growth. When the acquisition is complete, Fifth Third will have over 90 Banking Centers and over $6 billion in managed assets in Florida. We believe this is an excellent opportunity for customers, shareholders and employees alike.”

     Gary Tice, Chairman and CEO, First National, states, “We are extremely proud to partner with an organization as successful as Fifth Third. They have an exceptional long-term track record of delivering shareholder value. We share the same core values and all of our stakeholders will benefit from the expanded resources, emphasis on local market decision making and dedication to individual communities at Fifth Third.”

     Under the terms of the agreement, which has been approved by both boards of directors, First National shareholders will receive .5065 shares of Fifth Third common stock for each share of First National. Based on the price of Fifth Third shares at the close of business on Friday July 30, 2004, the transaction is valued at $25.00 per First National share, for a total transaction value of approximately $1.58 billion, inclusive of pending acquisitions. Including pending acquisitions, First National is expected to have approximately 63 million diluted shares outstanding. The acquisition is expected to close in the first quarter of 2005 and is subject to normal regulatory approvals in addition to the approval of First National’s shareholders.

     The companies expect the transaction to break even in 2005, under modest share repurchase assumptions and without revenue synergies, and generate approximately $50 million in annual pre-tax expense reductions following completion, with 75 percent to be realized in 2005 and 100 percent thereafter. These savings equal 35 percent of First National’s annualized expense base. The companies expect one-time costs, including acquisition-related and restructuring charges will not exceed $100 million on a pre-tax basis over the integration period. Additional information regarding First National, Fifth Third and the terms of this transaction is available in a presentation on the investor relations section of Fifth Third’s website at www.53.com.

     First National Bankshares of Florida, Inc. is a diversified financial services company headquartered in Naples, Florida. The company currently has approximately $4.1 billion in assets and operates 59 full-service financial centers throughout Southwest and Central Florida. The company provides a broad range of traditional community banking services through its subsidiary bank, First National Bank of Florida. It also provides a complete line of personal and commercial insurance through its insurance agency affiliate Roger Bouchard Insurance, Inc. as well as a full line of investment, trust and wealth management services through its affiliate First National Wealth Management Company. First National Bankshares of Florida’s stock is traded on the New York Stock Exchange under the symbol “FLB.”

     Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $95.6 billion in assets, operates 17 affiliates with 995 full-service Banking Centers, including 130 Bank Mart® locations open seven days a week inside select grocery stores and 1,849 Jeanie® ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee and West Virginia. The financial strength of Fifth Third’s Ohio and Michigan banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa1 from Standard & Poor’s and Moody’s, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and is recognized by Moody’s with one of the highest senior debt ratings for any U.S. bank holding company of Aa2. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Fifth Third Processing Solutions. Investor information and press releases can be viewed at www.53.com. The company’s common stock is traded through the NASDAQ® National Market System under the symbol “FITB.”

     This release may contain forward-looking statements about Fifth Third Bancorp, First National Bankshares and/or the combined company within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This press release may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp, First National Bankshares and/or the combined company including statements preceded by, followed by or that include the words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” “remain” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third, First National Bankshares and/or the combined company do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third, First National Bankshares and/or the combined company or the businesses in which Fifth Third, First National Bankshares and/or the combined company are engaged; (8) difficulties in combining the operations of First National Bankshares and/or other acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third’s and First National Bankshares’ filings with the Securities and

Exchange Commission. These documents are available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third or First National Bankshares.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp and First National Bankshares. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and First National Bankshares at the Commission’s website at http://www.sec.gov and/or from Fifth Third Bancorp and First National Bankshares.

     First National Bankshares and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First National Bankshares with respect to the transaction contemplated by the definitive agreement. Information regarding such officers and directors is included in First National Bankshares’ proxy statement for its 2004 Annual Meeting of Shareholders filed with the Commission on March 12, 2004. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from First National Bankshares.

# # #

3